Exhibit 99.1
For release at 6:30 a.m.
Contact:
Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Shari Lovell, Director, Shareholder Services — 978.657.7500 ext. 1121
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
DUSA Pharmaceuticals Reports
First Quarter 2008 Corporate Highlights and Financial Results
Q1 Levulan® Kerastick® unit sales up 36% year over year;
Non-GAAP loss narrows to ($0.6) million in Q108;
Pricing approval received for Levulan® Kerastick® in Brazil
WILMINGTON, Mass. — May 7, 2008 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® photodynamic therapy (PDT) and other products targeting patients with common skin conditions, reported today its corporate highlights and financial results for the first quarter ended March 31, 2008.
Total product revenues were $7.9 million in the first quarter of 2008, up 19% from $6.7 million in the first quarter of 2007. PDT revenues totaled $5.8 million, up 28% from $4.6 million for the comparable 2007 period. The increase in PDT revenues was attributable to a 36% increase in Kerastick® revenues, driven by 21% domestic volume growth, as well as international expansion into both Latin America and Korea. Overall Kerastick sales volumes increased 36% from 38,370 units in the first quarter of 2007 to 52,110 units in the first quarter of 2008. Non-PDT revenues were flat at $2.1 million. Non-PDT revenues were primarily driven by the sales of Nicomide® which were adversely impacted by the residual levels of the River’s Edge product remaining in the distribution channel following the settlement of the litigation between the Company and River’s Edge.
DUSA’s net loss on a GAAP basis for the first quarter of 2008 was ($1.3) million or ($0.05) per common share, compared to a net loss of ($3.4) million or ($0.17) per common share in the first quarter of 2007.
DUSA’s non-GAAP net loss for the first quarter of 2008 was ($0.6) million or ($0.03) per share common, compared to a net loss of ($3.1) million or ($0.16) per share common in the first quarter of 2007, an improvement of 81%. The first quarter 2008 non-GAAP net loss excludes share-based compensation expense of $0.3 million and a non-cash loss on the change in the fair value of warrants of $0.3 million. Please refer to the “Use of Non-GAAP Financial Measures” section and the accompanying financial table included at the end of this release for a reconciliation of GAAP results to non-GAAP results for the three month periods ending March 31, 2007 and 2008, respectively.
As of March 31, 2008, total cash, cash equivalents, and U.S. government securities were $22.9 million, compared to $23.0 million at December 31, 2007. During the first quarter, the Company received a milestone payment from Stiefel Laboratories, Inc. ($0.4 million); as well as, made a milestone payment to the former Sirius shareholders (-$0.3 million). Cash expenditures for the first quarter of 2008, net of non-recurring items, were $0.2 million.
Other updates:
•	International Expansion.
▪	On March 6, 2008, the Company announced that Stiefel Laboratories, Inc., DUSA’s marketing partner for Latin America, had received final pricing approval for Levulan® Kerastick® for the treatment of actinic keratoses (AKs) in Brazil by the Regulatory Chamber of Medicines (Câmara de Regulação do Mercado de Medicamentos) (CMED). The product was subsequently launched in Brazil in early April 2008. The product is now available in Latin America in Argentina, Brazil, Chile, Colombia, and Mexico.
•	Product Development.
▪	On March 31, 2008, the Company reported that it had completed enrollment in its Phase IIb clinical trial of Levulan® PDT for the treatment of moderate to severe acne. A total of 266 patients were accrued at 14 clinical trial sites across the country. The company expects top-line results to become available in the fall of 2008.

▪	On May 1, 2008, the Company announced that the National Cancer Institute (NCI) has launched a Phase I clinical trial using its aminolevulinic acid product. The study examines an entirely new approach for the prevention of oral cancer, which may affect more than 30,000 Americans this year. Chronic mouth lesions, the most common of which is a condition known as oral leukoplakia, are early indicators of oral cancer. There is currently no effective treatment for preventing the progression of oral leukoplakia to cancer. The long-term goal is to examine aminolevulinic acid (ALA) photodynamic (PDT) therapy as a preventive treatment for oral cancer by the selective removal of oral leukoplakia.
•	Operations.
▪	On April 28, 2008, the Company reported that it had been notified by Actavis Totowa, LLC, the manufacturer of Nicomide, that Actavis will cease manufacturing several prescription vitamins, including Nicomide, due to continuing discussions with the U.S. Food and Drug Administration. As previously disclosed by DUSA, Actavis Totowa had received notice that the FDA considers prescription dietary supplements to be unapproved new drugs. DUSA has inventory supplies of Nicomide, either in the distribution channel or at wholesalers, to last approximately 6 months at current sales levels. DUSA is evaluating alternative manufacturing, labeling and distribution strategies in order to maintain Nicomide on the market.
•	Personnel.
▪	Subsequent to the end of the quarter, on April 21, 2008, the Company announced that the role of D. Geoffrey Shulman, MD, Chairman of the Board and Chief Strategic Officer, is expected to change as a result of a serious health condition. Dr. Shulman, the Company’s founder, served as Chief Executive Officer from 1991 to 2007, and Chairman of the Board from 1991 to 2003 and again since 2005. Dr. Shulman expects to be on short term disability commencing in June 2008. DUSA expects that he will remain on the Board of Directors and will continue as an employee of the Company in a reduced role.
Management Comments:
“We are pleased with our first quarter 2008 financial results,” stated President and CEO Robert Doman. “Our financial statements continue to show improvement. Kerastick revenues increased 36% year over year driven by a 28% increase in US revenues, our quarterly non-GAAP loss improved by 81%, and our quarterly cash burn was reduced to ($0.2) million. In addition, gross margins reached an all time high of 79% for the quarter.”
“We also achieved two key operational milestones during the first quarter of 2008 with the receipt of Kerastick pricing approval in Brazil and the completion of enrollment in our Phase IIb clinical trial for moderate to severe acne,” continued Doman.
“We look forward to further capitalizing on our PDT franchise opportunities through continued domestic growth, international expansion into new markets, and the addition of new clinical indications,” concluded Doman.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three-month and twelve-month periods were comprised of the following:

	3-months ended March 31,
	2008	2007
	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$4,774,000	$3,724,000
Canada	159,000	201,000
Korea	365,000	—
Rest of World	56,000	—

Subtotal Kerastick® Product Revenues	5,354,000	3,925,000
BLU-U® Product Revenues:
United States	476,000	567,000
Canada	—	65,000

Subtotal BLU-U® Product Revenues	476,000	632,000

Total PDT Drug & Device Product Revenues	5,830,000	4,557,000

Total Non-PDT Drug Product Revenues	2,100,000	2,120,000

TOTAL PRODUCT REVENUES	$7,930,000	$6,677,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2008	2007
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,385,770	$4,713,619
Marketable securities	18,521,941	18,311,650
Accrued interest receivable	133,226	97,243
Accounts receivable, net	3,167,139	2,667,178
Inventory	2,895,417	2,672,105
Prepaid and other current assets	1,834,764	1,843,873

TOTAL CURRENT ASSETS	30,938,257	30,305,668
Restricted cash	171,587	170,510
Property, plant and equipment, net	2,111,361	2,142,658
Deferred charges and other assets	259,186	273,404

TOTAL ASSETS	$33,480,391	$32,892,240

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$945,791	$1,213,867
Accrued compensation	690,688	491,529
Other accrued expenses	3,165,398	3,322,642
Deferred revenue	2,274,249	1,256,494

TOTAL CURRENT LIABILITIES	7,076,126	6,284,532
Deferred revenues	3,150,457	2,918,850
Warrant liability	1,607,142	1,262,600
Other liabilities	321,385	319,736

TOTAL LIABILITIES	12,155,110	10,785,718

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. 24,078,610 common shares issued and 24,078,452 common shares outstanding at March 31, 2008; and 24,076,110 common shares issued and outstanding, at December 31, 2007, no par, common	151,652,943	151,648,943
Additional paid-in capital	6,216,991	5,885,353
Accumulated deficit	(136,884,625)	(135,600,484)
Accumulated other comprehensive loss	339,972	172,710

TOTAL SHAREHOLDERS’ EQUITY	21,325,281	22,106,522

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,480,391	$32,892,240

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	3-months ended March 31,
	2008	2007
	(Unaudited)	(Unaudited)
Product revenues	$7,929,500	$6,676,840
Cost of product revenues and royalties	1,700,317	2,156,152

Gross margin	6,229,183	4,520,688
Operating costs:
Research and development	2,186,209	1,526,104
Marketing and sales	3,057,201	3,530,707
General and administrative	2,367,824	3,023,449
Net gain on settlement of litigation	(235,600)	—

Total operating costs	7,375,634	8,080,260

Loss from operations	(1,146,451)	(3,559,572)

Other income:
Loss on change in fair value of warrants	(344,542)	—
Other income, net	206,852	188,644

Net loss	$(1,284,141)	$(3,370,928)

Basic and diluted net loss per common share	$(0.05)	$(0.17)

Weighted average number of common shares	24,078,418	19,480,067

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude share-based compensation expense and a non-cash loss on the change in fair value of warrants. The Company believes this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	3-months ended March 31,
	2008	2007
GAAP net loss	$(1,284,141)	$(3,370,928)
Share-based compensation (a)	331,638	242,184
Loss on change in fair value of warrants (b)	344,542	—

Non-GAAP adjusted net loss	$(607,961)	$(3,128,744)

Non-GAAP basic and diluted net loss per common share	$(0.03)	$(0.16)

Weighted average number of common shares	24,078,418	19,480,067

(a)	Share-based compensation expense resulting from the application of SFAS 123(R).

(b)	Non-cash loss on change in fair value of warrants.

Conference Call Details and Dial-in Information
In conjunction with this announcement, DUSA will host a conference call today:
Wednesday, May 7th — 8:30 a.m. Eastern
If calling from the U.S. or Canada use the following toll-free number:
800.647.4314
Password — DUSA
For international callers use
435.871.6103
Password — DUSA
A recorded replay of the call will be available
North American callers use 877.863.0350
International callers use 858.244.1268
The call will be accessible on our web site approximately one hour following the call at www.dusapharma.com.
About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology specialty pharmaceutical company focused primarily on the development and marketing of its Levulan® Photodynamic Therapy (PDT) technology platform, and complementary dermatology products. Levulan® PDT is currently approved for the treatment of Grade 1 and 2 actinic keratoses of the face and scalp, and is being developed for the treatment of acne. DUSA’s other dermatology products include ClindaReach™ and Nicomide®. DUSA is also supporting development of certain internal indications of Levulan® PDT. DUSA is based in Wilmington, Mass. Please visit our Web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to expectations regarding the receipt of results from the acne clinical trial, expectations regarding Dr. Shulman’s disability and role with the Company, and management’s beliefs and calculations concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, actions by health regulatory authorities, the uncertainties regarding clinical research, reliance on third party investigators, contract research organizations and others, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2007.
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